Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603

                               September 14, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8897
                         FT Income Portfolio, Series 9
                                 (the "Trust")
                      CIK No. 1816914 File No. 333-248058
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. DEPENDING ON THE COMPOSITION OF THE FINAL PORTFOLIO FOR THE TRUST, PLEASE INCLUDE APPROPRIATE MARKET CAPITALIZATION DISCLOSURE (AS LARGE CAP RISK IS CURRENTLY THE SOLE RISK FACTOR DISCLOSED).

      Response: In accordance with the Staff's comment, appropriate market capitalization disclosure will be added to the prospectus based on the Trust's final portfolio.

      2. PLEASE SPECIFY THE TYPES OF FIXED INCOME SECURITIES THE PORTFOLIO INVESTS IN.

      Response: The types of fixed-income securities the Trust has exposure to will be specified in the section entitled "Additional Portfolio Contents" based on the Trust's final portfolio.

Exhibit Index
-------------

      3. THE STAFF NOTES THAT THE EXHIBIT INDEX INCLUDES A "FORM OF TRUST AGREEMENT" FOR THE TRUST. PLEASE FILE THE ACTUAL TRUST AGREEMENT FOR THE TRUST.

      Response: The reference to "Form of" will be removed from item 1.1.1 of the Exhibit Index and the actual Trust Agreement for the Trust will be included in a definitive filing of the Trust's Registration Statement.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                          By  /s/ Daniel J. Fallon
                                              ____________________
                                                  Daniel J. Fallon